Mail Stop 4561

July 31, 2006

VIA USMAIL

Mr. Jinxu Wu
Chief Financial Officer
China Security & Surveillance Technology, Inc.
4/F, East 3/B, Saige Science & Technology Park
Huaqiang, Shenzhen, China 518028

      Re: China Security & Surveillance Technology, Inc.
              Form 20-F for the period ended 12/31/2005
              Filed 6/28/2006
              File No. 000-50917

Dear Mr. Jinxu Wu:

      We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.   In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 60

1.   We note from your disclosure that the two deliverables do not meet the separation criteria under EITF 00-21. Yet you separately recognize a portion of your revenue upon delivery of the surveillance equipment and recognize the remaining amount due upon installation.   Under agreements in which you are required to install the equipment, it is unclear how you determined that installation is not essential to the functionality of the equipment under SAB 104. As such, in situations where you are required to install the equipment, please tell us your basis in GAAP for recognizing revenue upon delivery of the equipment if the deliverables do not represent separate units of accounting under EITF 00-21. In addition, advise us whether a right of return exists with your sales of security and surveillance equipment and if so how it impacts your revenue recognition.

Note 10 – Related Party Receivables, page 68

2.   We note from your disclosure the Agreements of Repayment with related parties were entered into in January 2006. Given the agreements were not in effect as of the balance sheet date, what is your basis for classifying these amounts as current at December 31, 2005? In addition, advise us if the amounts were repaid as of June 30, 2006 as per the agreements.

Note 16 – Subsequent Events

(a) Execution and Closing of a Stock Purchase Agreement, page 71

3.   We note that in connection with the closing of the Securities Purchase Agreement that you issued warrants subject to a registration rights agreement that requires you to file a registration statement that is declared effective within the 180 day period or else you are required to pay penalties. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.*   The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you have considered the guidance in EITF 05-4 and

the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement.

(c) Statutory Surplus Reserve Fund, page 71

4.   Reference is made to your disclosure regarding restrictions on the PRC subsidiary's ability to distribute profits due to the maintenance of certain statutory reserves. Please disclose the amount of restricted net assets and advise us if you were required to include Schedule I pursuant to Rule 5-04 of Regulation S-X.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief